UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

American Apparel, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

023850100

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 76,100,813 (See Items 2, 4 and 5 to the Schedule 13D (as defined below))
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,540,000 (See Items 2, 4 and 5 to the Schedule 13D)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,000 (See Items 2, 4 and 5 to the Schedule 13D)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4 to the Schedule 13D)
13	Percent of Class Represented by Amount in Row (11) 0.9% (See Items 2, 4 and 5 to the Schedule 13D)
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,178,097 (See Items 2, 4 and 5 to the Schedule 13D)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,178,097(See Items 2, 4 and 5 to the Schedule 13D)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,178,097 (See Items 2, 4 and 5 to the Schedule 13D)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4 to the Schedule 13D)
13	Percent of Class Represented by Amount in Row (11) 0.7% (See Items 2, 4 and 5 to the Schedule 13D)
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 361,903 (See Items 2, 4 and 5 to the Schedule 13D)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 361,903 (See Items 2, 4 and 5 to the Schedule 13D)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 361,903 (See Items 2, 4 and 5 to the Schedule 13D)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4 to the Schedule 13D)
13	Percent of Class Represented by Amount in Row (11) 0.2% (See Items 2, 4 and 5 to the Schedule 13D)
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 76,100,813 (See Items 2, 4 and 5 to the Schedule 13D)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,540,000 (See Items 2, 4 and 5 to the Schedule 13D)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,000 (See Items 2, 4 and 5 to the Schedule 13D)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4 to the Schedule 13D)
13	Percent of Class Represented by Amount in Row (11) 0.9% (See Items 2, 4 and 5 to the Schedule 13D)
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.    Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on July 7, 2014 and amended on July 11, 2014 and July 18, 2014.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to supplement Items 4 and 6 of the Schedule 13D as set forth below.

Item 4.    Purpose of Transaction

As described by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (the “Company’s 10-Q”), on August 17, 2015, Capital One Business Credit Corp. (“Capital One”) assigned its rights and obligations as a lender under the Company’s $50 million asset-backed credit facility with Capital One (the “Capital One Credit Facility”) to a syndicate of lenders that included certain of the Company's existing creditors, including Reporting Persons.  Wilmington Trust, National Association (“Wilmington Trust”) also replaced Capital One as administrative agent. Additionally, on August 17, 2015, the Capital One Credit Facility was amended by the Company, the new syndicate of lenders (including Reporting Persons) and Wilmington Trust, as described in the Company's 10-Q.

On August 17, 2015, the Company entered into Amendment No. 3 (“Amendment No. 3”) to the Credit Agreement, dated as of May 22, 2013, among the Company and the Master Fund as lender (the “Standard General Loan Agreement”). Amendment No. 3 amends certain provisions of the Standard General Loan Agreement to permit transactions contemplated by the Wilmington Trust Credit Facility and provides for the payment of consent fees and certain releases and equity registration rights in favor of the Reporting Persons.

The material terms of the Capital One Credit Facility, the Wilmington Trust Credit Facility and the Standard General Loan Agreement, each as amended to date, are described in the Company’s Form 10-Q for the quarter year ended June 30, 2015.

Item 6.    Agreements

The information set forth in Item 4 above is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          August 19, 2015

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim